FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

KIRKLAND LAKE GOLD INC.
Suite 300 - 570 Granville Street
Vancouver, BC V6C 3P1
(the “Company”)

2. Date of Material Change

April 18, 2007

3. News Release

Press Release dated April 18, 2007 was disseminated by CCN Matthews and SEDAR filed with the British Columbia, Alberta and Ontario Securities Commissions on that date.

4. Summary of Material Change

Kirkland Lake Gold Inc. (the “Company”) is pleased to announce it intends to privately place 483,871 common shares at a price of $12.40 per share for gross proceeds of approximately $6 million. The placees will be Sprott Asset Management ($5 million) and a director of the Company ($1 million). The Company will pay a 6.5% finder’s fee to Fort House and MGI Securities in respect of Sprott’s investment. The placement is subject to regulatory approval.

The proceeds from the financing will be used for working capital and to fund further development of the Company’s Kirkland Lake, Ontario mining operations.

5. Full Description of Material Change

Kirkland Lake Gold Inc. (the “Company”) is pleased to announce it intends to privately place 483,871 common shares at a price of $12.40 per share for gross proceeds of approximately $6 million. The placees will be Sprott Asset Management ($5 million) and a director of the Company ($1 million). The Company will pay a 6.5% finder’s fee to Fort House and MGI Securities in respect of Sprott’s investment. The placement is subject to regulatory approval.

The proceeds from the financing will be used for working capital and to fund further development of the Company’s Kirkland Lake, Ontario mining operations.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officers

For further information contact:

Brian Hinchcliffe President Phone 1 705 567 5208 Fax 1 705 568 6444 E-mail: bhinchcliffe@klgold.com	Scott Koyich Investor Relations Phone 1 403 215 5979 E-mail: info@klgold.com Website: www.klgold.com	Chelsea Hayes Pelham Public Relations (UK) Phone 020 7743 6675 E-mail: chelsea.hayes@pelhampr.com

9. Date of Report

April 19, 2007